August 27, 1999



Securities and Exchange Commission
Washington, D.C. 20549


Re: Van Eck Funds
        Semi Annual NSAR Filing
         Exhibit: 77 (K)

Ladies / Gentlemen:

     PricewaterhouseCoopers was replaced as of April 21, 1999 as independent accountant to the Van Eck Funds. Their reports on behalf of the Funds have never contained an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principals.

     The decision to change accountants was made at the recommendation of the Van Eck Funds' Audit Committee.

     There have been no disagreements on accounting principals or practices, financial statement disclosure, or auditing scope or procedure.


Sincerely,

/s/  Joseph P. DiMaggio

Joseph P. DiMaggio
Controller


August 27, 1999